EXHIBIT 21.1

THORNBURG MORTGAGE, INC.

LIST OF SUBSIDIARIES

Name	State of Incorporation
Thornburg Mortgage Home Loans, Inc.	Delaware
Adfitech, Inc.	Nevada
Thornburg Mortgage Hedging Strategies, Inc.	Delaware
Thornburg Mortgage Depositor, L.L.C.	Delaware
Thornburg Mortgage Capital Resources, LLC	Delaware
Thornburg Mortgage Finance, L.L.C.	Delaware
Thornburg Mortgage Funding, Inc.	Delaware